UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fast Radius, Inc.

Full name of Registrant

N/A

Former name if Applicable

113 N. May Street

Address of Principal Executive Office (Street and number)

Chicago, Illinois 60607

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fast Radius, Inc., a Delaware corporation (formerly named ECP Environmental Growth Opportunities Corp. (“ENNV”)) (the “Company”), is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) because there have been unexpected delays in the completion of the audit of ENNV’s financial statements and related disclosures for the year ended December 31, 2021 due to the timing of the previously announced business combination (the “Business Combination”) with Fast Radius Operations, Inc., a Delaware corporation (formerly named Fast Radius, Inc.) (“Legacy Fast Radius”), which was consummated on February 4, 2022, and the substantial amount of resources and procedures required in connection therewith. As a result, additional time is required to finalize ENNV’s financial statements and related disclosures to be filed as part of the 2021 Form 10-K. The Company plans to file the 2021 Form 10-K with the Securities and Exchange Commission as soon as practicable and within the fifteen calendar day period provided by Rule 12b-25 for delayed filings.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lou Rassey	(888)	787-1629
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was incorporated on October 29, 2020. As of December 31, 2020, the Company had not yet commenced operations. For the year ended December 31, 2020, the Company had a net loss of $20,000, which consisted of formation and operating costs of $20,000.

On February 11, 2021, the Company consummated its initial public offering (the “IPO”) of 34,500,000 units at a price of $10.00 per unit, including 4,500,000 units sold pursuant to the full exercise of the underwriters’ option to purchase additional units to cover over-allotments, generating gross proceeds to the Company of $345,000,000.

As of December 31, 2021, the Company had neither engaged in any operations (other than searching for a business combination after the IPO) nor generated any revenues. The Company’s only activities from October 29, 2020 through December 31, 2021 were organizational activities, completion of the IPO and the evaluation of possible business combinations.

On February 4, 2022, the Company and Legacy Fast Radius consummated the Business Combination. The 2021 Form 10-K will include information with respect to ENNV, including ENNV’s audited financial statements, for periods prior to the consummation of the Business Combination.

Because the Company has not completed the audit of ENNV’s financial statements due to the reasons provided above, the Company is unable to provide a reasonable estimate of ENNV’s results of operations for the period ended December 31, 2021. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in ENNV’s results of operations for the period ended December 31, 2021.

Forward-Looking Statements

This notice contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance, net income and the timing of the filing of the 2021 Form 10-K. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Many of these factors are outside the Company’s control and are difficult to predict. Important risks and uncertainties that could cause the Company’s actual results and financial condition to differ materially from those indicated in forward-looking statements include, among others, the impact of COVID-19 or any variant thereof on the Company’s business and results of operation; the Company’s ability to successfully develop products and acquire new customers; competition from substitute products and services from larger companies; protection of proprietary technology; the Company’s ability to continue its growth, including in new markets; the Company’s future capital requirements and sources and uses of cash, including funds to satisfy its liquidity needs; the Company or any other party’s ability to fulfill contractual obligations; achieve profitable operations and the Company’s ability to recruit and retain key individuals.

Fast Radius, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2022	By:	/s/ Lou Rassey
Lou Rassey
Chief Executive Officer